SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ/MF 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Exercise of withdrawal rights by holders of dissenting ordinary shares

COMPANHIA PARANAENSE DE ENERGIA - COPEL ("Company"), in addition to Material Fact no. 9/25, disclosed on September 22, 2025, hereby informs its shareholders and the market in general of the following:

At the Extraordinary General Meeting held on this date ("EGM"), the Company's shareholders approved all the matters on the agenda relating to the Company's migration process to the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão ("B3") ("Migration to the Novo Mercado").

Among these matters, item 3 on the agenda approved a change in the preferences and advantages granted to the class "B" preferred shares ("PNB") to make them equivalent to the class "A" preferred shares ("PNA"), with the respective change to article 5 of the Company's Bylaws, the effectiveness of which is subject to obtaining the consent of the creditors whose respective financial instruments provide for early maturity of the debts of the Company or its subsidiaries as a result of the approval of the matters at the EGM ("waivers").

As explained in the documents convening the EGM, under the terms of articles 136, II, and 137, I, of Law no. 6404, of December 15, 1976, as amended ("Brazilian Corporate Law"), the approval of the above-mentioned matter confers a right of withdrawal to the holders of common shares ("ON") issued by the Company who dissent, due to the extension of preferences and advantages to the PNB shares.

Accordingly, the holders of ON shares who did not approve item 3 of the agenda of the EGM — whether due to dissent, abstention or absence — may exercise their right of withdrawal, by reimbursing the shares of which they are proven to be uninterrupted holders between July 11, 2025 and the date of the effective exercise of the right of withdrawal, under the terms of article 137, paragraph 1, of the Brazilian Corporate Law, and in accordance with the form and deadlines below ("Right of Withdrawal ON").

1.       CONDITIONS FOR EXERCISING THE RIGHT OF WITHDRAWAL

For the purposes of the Right of Withdrawal ON, a dissenting shareholder is deemed to be a holder of ON shares who: (a) voted against item 3 of the agenda; (b) abstained from voting on item 3 of the agenda; or (c) did not attend the EGM.

In addition, the shareholder in question must exercise their Right of Withdrawal ON time, within the period indicated in item 2 below.

It should also be noted that, considering that the matter under item 3 of the agenda is conditional on obtaining the waivers, the reimbursement of shares will only be applicable in the event of verification of this condition, to be disclosed in due course by the Company. n

Finally, it should be noted that the reimbursement of the value of the ON shares resulting from the ON Withdrawal Right will only be ensured in relation to the shares that the dissenting shareholder demonstrably holds between July 11, 2025 and the effective date of the exercise of the ON Withdrawal Right.

2.       DEADLINE FOR EXERCISING THE RIGHT OF WITHDRAWAL

The Right of Withdrawal ON must be exercised within 30 (thirty) days, counted from August 25, 2025, the date of publication of the minutes of the EGM, thus beginning on August 26, 2025, and ending on September 24, 2025 (inclusive).

The Right of Withdrawal ON must be exercised by the dissenting shareholder expressly stating his intention to exercise it within the above period, noting that, pursuant to article 137, paragraph 4, the dissenting shareholder who fails to exercise the Right of Withdrawal ON in a timely manner shall forfeit it.

3.       REFUND AMOUNT

In accordance with art. 107 of the Company's Bylaws, the reimbursement amount in the event of holders of ON shares exercising their Right of Withdrawal will correspond to the book value of the share, calculated based on the net equity included in the latest financial statements approved by the general meeting, ensuring the right to draw up a special balance sheet as provided for in art. 45 of the Brazilian Corporate Law.

Based on this criterion, the book value of the Company's shares calculated based on the financial statements for the fiscal year ending December 31, 2024, adjusted based on shareholders' equity divided by the number of outstanding shares, excluding treasury shares, corresponds to R$8.6467556201 per share.

4.       EXPECTED DATE FOR PAYMENT OF THE REIMBURSEMENT

The Company would like to clarify that, given that the matter which gave rise to the Right of Withdrawal ON is conditional on obtaining the waivers, the effective payment of the reimbursement amount for the ON shares will only be applicable if this condition is met.

In this sense, the Company notes that it will keep the market informed in this regard, including with regard to the date of payment of the reimbursement of the ON shares, if applicable.

5.       PROCEDURES FOR EXERCISING THE RIGHT TO WITHDRAW

Positions held in custody at the Bookkeeping Office. Holders of dissenting ON shares whose shares are held in custody at Itaú Corretora de Valores S.A., the institution responsible for the bookkeeping of the shares issued by the Company ("Bookkeeper"), and who wish to exercise the Right of Withdrawal ON, must appear, in due time, at any branch of the Bookkeeper carrying the following documents:

(i)	Individuals: (a) identity document; (b) proof of registration with the Ministry of Finance's Individual Taxpayer Registry (“CPF”); (c) proof of residence; and (d) a letter signed digitally with a digital certificate or notarized, stating the right to withdraw and specifying the number and type of shares, as well as the bank details for payment; and

(ii)	Legal Entities: (a) original and copy of the articles of incorporation and minutes of the election of the current board of directors or certified copy of the consolidated articles of incorporation or bylaws; (b) proof of registration with the National Register of Legal Entities of the Ministry of Finance (CNPJ); (c) certified copy of corporate documents proving the powers of the signatory of the subscription form; (d) certified copy of the identity document, CPF and proof of residence of the signatory(ies); and (e) letter signed digitally with ICP or with a certified signature, stating the right of withdrawal and specifying the number and type of shares, as well as the bank details for payment.In the case of representation by power of attorney, the public instrument of attorney with specific powers must be presented, together with the documents mentioned above, as the case may be, of the grantor and the attorney-in-fact.

Dissenting shareholders resident abroad may be required to present other documents of representation, under the terms of the applicable legislation.

In case of doubt, dissenting shareholders may contact the Bookkeeper, on working days, from 9 a.m. to 6 p.m., at the following telephone numbers: (i) capitals and metropolitan regions: +55 (11) 3003-9285; and (ii) other locations: 0800 7209285.

Positions held in custody at the Central Depository. Dissenting shareholders whose shares are held in custody at B3's Central Asset Depository ("Central Depository") and who wish to exercise the Right of Withdrawal ON, must, in due time, express their interest in the Right of Withdrawal through their respective custody agents, contacting them sufficiently in advance to take the necessary measures and to consult them regarding the necessary documents.

6.       RECONSIDERATION OF THE RESOLUTION

Pursuant to article 137, paragraph 3, of the Brazilian Corporate Law, the Company notes that it reserves the right to call a general meeting to ratify or reconsider the resolution, if the directors believe that the payment of the reimbursement price of the ON shares to the dissenting shareholders who exercise the Right of Withdrawal ON will jeopardize the Company's financial stability.

Curitiba, August 25, 2025

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 25, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.